Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2021

The following Management’s Discussion and Analysis (MD&A) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2021 compared to the three-month period ended February 29, 2020. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 12, 2021, was approved by our Audit Committee on April 13, 2021 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2021 (Interim Financial Statements), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2020.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, or IASB, and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The Company’s functional and presentation currency is the United States dollar (USD). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of nonalcoholic steatohepatitis (NASH) in the general population and in people living with HIV.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, Forward-Looking Statements), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this MD&A include, but are not limited to, statements regarding the conduct of our clinical trials with TH1902 and tesamorelin, the timelines associated to those clinical trials and the filing of an sBLA with the FDA, the development of a multi-dose pen injector using the F8 formulation, the growth of our revenues and the value generated from our commercial and research and development activities.

Although the Forward-Looking Statements contained in this MD&A are based upon what the Company believes are reasonable assumptions in light of the information currently

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that: the current COVID-19 pandemic will have limited adverse effect on the Company’s operations and its business plan; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States and the countries of the European Union will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; Trogarzo® will be reimbursed in key European countries; the FDA will approve the F8 formulation and the multi-dose pen injector; the FDA and the European regulatory agencies will approve a common design for the Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population; the Company will succeed in conducting such Phase 3 clinical trial and its Phase 1 clinical trial using TH1902 in various types of cancer; the Company’s research and development activities using peptides derived from its oncology platform will yield positive results allowing for the development of new drugs for the treatment of cancer; the Company’s European infrastructure is adequate to commercialize Trogarzo® in Germany and in other European countries; and the Company’s business plan will not be substantially modified.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet their obligations vis-à-vis the Company, (c) the Company’s research and development activities, (d) the health of the Company’s employees and its capacity to rely on its resources, as well as (e) global trade; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s success in obtaining reimbursement for Trogarzo® in key European countries, together with the level of reimbursement, if at all; the Company’s ability and capacity to commercialize Trogarzo® in Germany and to launch Trogarzo® in other key

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

countries of the European Union; the Company’s ability to obtain the approval by the FDA of the F8 formulation and the multi-dose pen injector; the Company’s ability to obtain an agreement with the FDA for its Phase 3 clinical trial design studying tesamorelin in the NASH general population; the Company’s ability to successfully conduct its Phase 3 clinical trial using tesamorelin for the treatment of NASH in the general population and its Phase 1 clinical trial using TH1902 in various types of cancer; the Company’s capacity to acquire or in-license new products and/or compounds; the discovery of a cure for HIV; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2021 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2021 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

Theratechnologies is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. We have a promising pipeline of investigational medicines in NASH and oncology and two approved medicines (EGRIFTA SV® and Trogarzo®) for people living with HIV. The Company has a sales and marketing infrastructure to commercialize its products in the United States and Europe. We continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our business and further drive future sustainable growth and value creation.

RECENT HIGHLIGHTS AND PROGRAM UPDATES

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Additional data for TH1902 at AACR support broad applicability: On April 10, 2021, new positive in vivo preclinical data on TH1902 were presented in two posters at the American Association for Cancer Research (AACR). These data demonstrated sustained tumor regression, better anti-tumor activity and tolerability with TH1902 compared to docetaxel alone in all cancer types studied, namely melanoma, pancreatic, ovarian, endometrial, colorectal and triple-negative breast cancers. The anti-tumor effect of TH1902 also persisted longer post-treatment than with docetaxel alone. Furthermore, these data showed that in all cancers studied, neutropenia was absent after six consecutive treatments with TH1902 at an equivalent dose of the maximum tolerated dose (MTD) of docetaxel, whereas a single treatment of docetaxel strongly reduced neutrophil counts. These new data further support the development of TH1902 for the potential treatment in various cancers as well as highlight its broad applicability in potentially treating all sortilin-expressing solid tumors that are refractory to standard therapy.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

●

Strategic additions to commercial organization: On March 29, 2021, we announced the addition of two new senior leaders to support the Company’s commercial and pipeline operations. John Leasure joined the Company as Global Commercial Officer and Peter Kowal joined as Vice President, HIV-U.S. Commercial Operations. John and Peter bring to Theratechnologies sales and marketing expertise in HIV, endocrinology and oncology.

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Phase 1 trial of TH1902 for the treatment of cancer initiated: In March 2021, the Company initiated a Phase 1 clinical trial evaluating TH1902, its lead investigational peptide-drug conjugate (PDC), for the treatment of sortilin positive (SORT1+) solid tumors. The Company received fast track designation from the U.S. Food and Drug Administration (FDA) for TH1902 in February 2021.

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Planned Phase 3 trial of tesamorelin for the treatment of NASH: The initiation of a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH is on track to begin in the third quarter of calendar year 2021. Per the FDA’s recommendation, the Company has confirmed a date to meet with the agency and discuss the proposed trial design and protocol. The Company received a “Study May Proceed” letter for the Phase 3 trial from the FDA in January 2021 and we have retained the services of a global, large-scale CRO with experience in implementing large and late-stage clinical trials to assist with the execution of the trial.

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Intellectual property position strengthened in NASH: On March 16, 2021, the U.S. Patent and Trademark Office (USPTO) issued a new U.S. Patent, No. 10,946,073, covering among other things, a method for preventing or delaying the onset of liver fibrosis or reducing liver fibrosis or its progression in a subject suffering from nonalcoholic fatty liver disease (NAFLD) or NASH, wherein said subject has a hepatic fat fraction of at least about 10%, through the administration of an effective amount of tesamorelin. This patent is scheduled to expire in 2040 and adds to the Company’s strong intellectual property position in NASH. Theratechnologies has an exclusive license with Massachusetts General Hospital (MGH) to this patent. Combined with previously announced patents, the Company is well-positioned in the development and potential commercialization of tesamorelin for the treatment of NASH and other liver diseases.

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Lifecycle management of tesamorelin for the treatment of HIV: The Company has developed a new formulation of tesamorelin known as the “F8 formulation”. The F8 formulation has a number of significant improvements over our current F4 formulation, which is currently commercialized as EGIRFTA SV® for the treatment of HIV-associated lipodystrophy. The F8 formulation is twice as concentrated as the F4 formulation resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. A multi-dose pen injector is also being developed for the administration of the F8 formulation. The Company plans to file an sBLA for the F8 formulation and multi-dose pen injector in early 2022 for the treatment of HIV-associated lipodystrophy and plans to use the F8 formulation for its planned Phase 3 clinical trial in NASH.

●	Lifecycle management of ibalizumab for the treatment of HIV: Enrollment is complete in a study evaluating an intravenous (IV) push administration of Trogarzo®

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

for the treatment of human immunodeficiency virus type 1 (HIV-1) infection. The study is expected to be completed in the third quarter of 2021. The IV study is being conducted and funded by the Company’s partner, TaiMed Biologics, Inc. (TaiMed). Theratechnologies and TaiMed are also planning to evaluate an intramuscular (IM) method of administration for Trogarzo® and the study will be conducted and funded by Theratechnologies.

OUR MEDICINES

The Company has two approved medicines for people living with HIV, namely Trogarzo® in the United States, European Union (EU), and United Kingdom, and EGRIFTA SV® in the United States. EGRIFTA® is commercially available in Canada, but sales of EGRIFTA® in Canada are not material to our business.

EGRIFTA SV® is a new formulation of EGRIFTA® that was approved by the FDA for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. It is the first in a new class of antiretrovirals (ARV) and is a long-acting ARV therapy that can lead to an undetectable viral load in heavily treatment-experienced adult HIV-infected patients when used in combination with other ARVs. The treatment is infused once every two weeks.

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (HIV-1) infection in heavily treatment-experienced adults with multidrug resistant (MDR) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was also approved by the European Medicines Agency (EMA) in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen. Trogarzo® is currently commercially available in Germany and the Company expects to launch Trogarzo® in key additional European countries later in 2021 and in 2022. A number of patients are also being treated with Trogarzo® in some European countries through early access programs. Trogarzo® will be launched on a country-by-country basis across Europe as it gains public reimbursement in each such country. In addition, the Company has filed a marketing authorization application (MAA) in Israel for Trogarzo®.

In March 2016, we obtained the rights to commercialize Trogarzo® in the United States and Canada pursuant to a distribution and licensing agreement with TaiMed. In March 2017, the agreement was amended to include the commercial rights to Trogarzo® in the EU and in other countries such as Israel, Norway, Russia and Switzerland (TaiMed Agreement).

The Company’s commercial strategy for the 2021 fiscal year is to generate revenue growth through increased sales of its medicines in the United States while working on securing an appropriate price and widespread reimbursement for Trogarzo® in key European countries and launch Trogarzo® in those key European countries.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Impact of the COVID-19 Pandemic

Throughout the global COVID-19 pandemic, face-to-face interactions in clinics, hospitals, AIDS services organizations and other offices were reduced, and patient treatment initiations were delayed due to restrictions implemented to stop the spread of COVID-19. In order to adapt to the pandemic environment, we transitioned to offering virtual interactions to continue to provide education and support for people in need of our medications, people living with HIV, case managers, healthcare providers and their staff, on how to manage HIV during the COVID-19 pandemic. In the fourth quarter of 2020, we announced a change to our U.S. sales infrastructure and a reallocation of resources to adapt to this new business environment and increase our presence in the healthcare community. During the first quarter of 2021, we continued to see some negative impact on our HIV revenues from the COVID-19 pandemic as many U.S. states maintained pandemic-related restrictions. In the EU, sales of Trogarzo® and the review of regulatory dossiers continued to be adversely impacted by COVID-19 due to strict lockdown measures imposed in many European countries. We have and continue to impose measures to address and mitigate the impact of the COVID-19 pandemic on our employees and customers and to continue to progress our research and development programs. To date, preparations for our upcoming Phase 3 clinical trial of tesamorelin for the treatment of NASH have not been materially adversely impacted by the COVID-19 pandemic.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including NASH, oncology and HIV.

Tesamorelin

In fiscal year 2020, the Company completed the evaluation and development of the F8 formulation, which based on internal studies, is bioequivalent to the original commercialized formulation of tesamorelin (F1 formulation). The F8 formulation has a number of advantages over the current formulation of EGRIFTA SV®. Specifically, it is twice as concentrated resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. Similar to the current formulation of EGRIFTA SV®, the F8 formulation is stable at room temperature, even once reconstituted.

The F8 formulation is patent protected in the United States until 2033 and until 2034 in major European countries. The USPTO issued U.S. Patent 10,799,562 to MGH relating to the treatment of hepatic disease using growth hormone related hormone (GHRH) or analogues thereof which is scheduled to expire in 2040. This patent application claims, among other things, a method for the treatment of NAFLD or NASH in a patient via the administration of tesamorelin. Furthermore, on March 16, 2021, the USPTO issued U.S. Patent, No. 10,946,073, among other things, a method for preventing or delaying the onset of liver fibrosis or reducing liver fibrosis or its progression in a subject suffering from NAFLD or NASH. We have an exclusive worldwide license with MGH for these patents and continue to seek opportunities for additional patent registrations for the use of tesamorelin to further strengthen our intellectual property position.

The Company is currently working on the development of a multi-dose pen injector to be used in conjunction with the F8 formulation and we intend to seek marketing approval of the pen in the same sBLA as that for the F8 formulation. We plan to file an sBLA for the

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

F8 formulation and multi-dose pen injector in early 2022 for the treatment of lipodystrophy in people living with HIV.

In November 2020, the Company filed an IND with the FDA for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and received a “Study May Proceed” letter for the Phase 3 trial from the FDA in December 2020. The IND filing followed our announcement made in September 2020 regarding our intent to develop tesamorelin for the treatment of NASH in the general population.

The proposed Phase 3 clinical trial design will enroll participants with liver-biopsy confirmed NASH and stage 2 or 3 fibrosis. Participants will be randomized 1:1 to receive 2 mg of tesamorelin or placebo. A second liver biopsy will be performed after 18 months of treatment for the first 900 participants, approximately. These data will form the basis for filing an sBLA with the FDA to seek accelerated approval. The primary endpoint used to seek accelerated approval will be the percentage of participants achieving NASH resolution and no worsening of fibrosis compared to placebo. Participants will remain in the Phase 3 trial for a total of 60 months. Subject to additional discussions with regulatory agencies, approximately 2,000 participants in total are expected to be enrolled, including a cohort of approximately 75 to 100 participants with HIV.

Theratechnologies intends to use the F8 formulation for the Phase 3 clinical trial in NASH. The Phase 3 trial in NASH will compare the F8 formulation to a placebo.

Per the FDA’s recommendation, the Company has confirmed a date to meet with the agency and discuss the proposed trial design and protocol. Concurrently, we are assessing our strategy regarding a filing with the EMA to initiate a Phase 3 clinical trial in the EU. Our goal is to initiate the Phase 3 clinical trial by the end of the third quarter of calendar year 2021. The timing of the trial initiation and the final number of patients enrolled are dependent upon any adjustments to the protocol and trial design as recommended by the FDA and EMA. The Company has retained the services of a global, large-scale CRO with experience in implementing large and late-stage clinical trials to assist with the execution of its Phase 3 clinical trial in NASH.

In March 2021, new data demonstrating the positive effect of tesamorelin in the circulation of immune activation markers associated with liver inflammation was presented at The Endocrine Society’s Annual Meeting, ENDO 2021. These data concluded that treatment with tesamorelin for 12 months decreased circulating markers of T-cell and monocyte/macrophage activity. A corresponding downregulation of immune pathways in the liver was also observed. These conclusions suggest that treatment with tesamorelin may contribute to better regulated immune activation in a population with metabolic dysregulation and systemic inflammation. The data comes from a sub-analysis of a double-blind, randomized, 12-month investigator-initiated trial studying the effect of tesamorelin on liver fat in 61 people infected with HIV with NAFLD, which was conducted by Dr. Steven Grinspoon, Professor of Medicine, Harvard Medical School, Chief of the Metabolism Unit at MGH. Dr. Grinspoon’s findings were published in The Lancet HIV in October 2019.

SORT1+ Technology™

The Company is currently developing a platform of new proprietary peptides for cancer drug development targeting the SORT1 receptor. SORT1 is expressed in ovarian, triple-

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

negative breast, skin, lung, colorectal and pancreatic cancers, among others. SORT1 plays a significant role in protein internalization, sorting and trafficking, and therefore, is an attractive target for anticancer drug development. Our innovative PDCs generated through our SORT1+ Technology™ features distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anticancer drugs within the tumor microenvironment, and more importantly, directly inside SORT1+ cancer cells.

Our SORT1+ Technology™ was acquired in February 2019 as part of the acquisition of Katana Biopharma Inc., (Katana). Through the acquisition, Theratechnologies obtained the worldwide rights to this platform based on an exclusive royalty-bearing license entered into between Katana and Transfer Plus L.P.

Preclinical in vivo data has demonstrated that our SORT1+ Technology™ improved anti-tumor activity and reduced neutropenia and systemic toxicity. It also was shown in preclinical models to bypass the multidrug resistance protein 1 (MDR1); also known as P- glycoprotein, one of the mechanisms of chemotherapy drug resistance. In addition, our SORT1+ Technology™ has demonstrated activity in preclinical models against the formation of vasculogenic mimicry (VM) a mechanism also associated with cancer resistance. In vivo preclinical toxicity data have also demonstrated that TH1902 (docetaxel conjugate), could be administered at three times the MTD of docetaxel alone.

In December 2020, the Company filed an IND application with the FDA for the Phase 1 first-in-human clinical trial evaluating TH1902 for the treatment of various cancers. The proposed Phase 1 clinical trial design includes a dose escalation study to evaluate the safety, pharmacokinetics, MTD and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Once the MTD is determined, we expect a total of 40 additional patients will be enrolled to evaluate the potential anti-tumor activity of TH1902 in patients with endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers where it has been estimated that the sortilin receptor is expressed in 40% to 90% of cases.

In February 2021, we received fast track designation from the FDA for TH1902 as a single agent for the treatment of patients with SORT1+ recurrent advanced solid tumors that are refractory to standard therapy.

In March 2021, the Phase 1 trial was initiated. The Company has retained the services of a global, large-scale CRO to assist with the conduct of its Phase 1 clinical trial. The detailed study protocol is available at ClinicalTrials.gov under the identifier number: NCT04706962.

On April 10, 2021, new positive in vivo preclinical data on TH1902 were presented in two posters at the American Association for Cancer Research (AACR). These data demonstrated sustained tumor regression, better anti-tumor activity and tolerability with TH1902 compared to docetaxel alone in all cancer types studied, namely melanoma, pancreatic, ovarian, endometrial, colorectal and triple-negative breast cancers. The anti-tumor effect of TH1902 also persisted longer post-treatment than with docetaxel alone. In one poster, new data were presented on TH1902 in melanoma, which showed that

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

TH1902 was associated with superior anti-tumor effect and sustained post-treatment effect compared to docetaxel alone. Other data highlights included better and sustained anti-tumor effect in pancreatic tumors and in triple-negative breast cancer. A treatment effect was also observed in colorectal cancer, which is encouraging as docetaxel is not recognized as standardized care for colorectal cancer due to the lack of response. The positive effect of TH1902 on tumor regression was also observed in these cancer types at an equimolar quarter dose compared to docetaxel alone. In a second poster, new data highlighted the sustained inhibition of ovarian and endometrial cancers with TH1902 at equimolar doses of docetaxel alone. Specifically, TH1902 showed improved anti-tumor activity in endometrial cancer at an equimolar quarter dose compared to docetaxel alone. Furthermore, these data showed that in all cancers studied, neutropenia was absent after six consecutive treatments with TH1902 at an equivalent dose of the maximum tolerated dose (MTD) of docetaxel, whereas a single treatment of docetaxel strongly reduced neutrophil counts.

In addition, further preclinical research activities are being conducted using TH1904, our second investigational PDC (doxorubicin conjugate). In vitro and in vivo experiments using TH1904 have demonstrated results similar to those obtained with TH1902 and support the development of additional investigational compounds using our SORT1+ Technology™ that may help in the fight against cancer.

Ibalizumab for HIV

A study evaluating an IV push administration of Trogarzo® is currently being conducted by TaiMed. Enrollment in this study is now complete and TaiMed expects to complete the trial in the third quarter of 2021. The study is evaluating the drug levels of Trogarzo using the IV push administration versus the approved IV infusion method of administration. The IV study is being conducted and funded by TaiMed. Theratechnologies and TaiMed are also planning to evaluate an IM method of administration for Trogarzo®. The study will be conducted and funded by Theratechnologies. Under the terms of the TaiMed Agreement, we are entitled to commercialize the new methods of administration of Trogarzo® if, and when, approved.

In connection with the September 2019 approval of Trogarzo® in Europe, the EMA has requested a post-authorization efficacy study (Registry) to be conducted to evaluate the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals. The enrollment of patients in this study is expected to begin in late 2021. The Company is also required to conduct a pediatric investigation plan (PIP) to evaluate Trogarzo® in children aged 6 to <18 years old. The PIP will be comprised of two studies with the first study expected to begin in the second half of 2021.

2021 BUSINESS STRATEGY AND OBJECTIVES

Our 2021 Business Strategies and Objectives are as follows:

●	Continue to grow our revenues in the United States from increased sales of EGRIFTA SV® and Trogarzo®;
●	Successfully obtain reimbursement for Trogarzo® in key European countries and launch Trogarzo® in some of these countries;
●	Initiate a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH by the end of the third quarter of calendar year 2021;

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

●	Initiate a Phase 1 clinical trial evaluating TH1902 for the treatment of various cancer types in the second quarter of calendar year 2021 (achieved in Q1’21 ahead of target);
●	Seek and pursue potential product acquisitions, in-licensing transactions or other opportunities complementary to our business; and,
●	Manage our financial position to ensure we can successfully execute on our business strategy and objectives.

First-Quarter Fiscal 2021 Financial Results

Revenue

Consolidated revenue for the three-month period ended February 28, 2021 was $15,430,000 compared to $15,719,000 for the same period ended February 29, 2020.

For the first quarter of fiscal 2021, net sales of EGRIFTA SV® reached $8,688,000 compared to $8,515,000 in the first quarter of the prior year, representing an increase of 2.0% over the first quarter of 2020, which included sales of both EGRIFTA SV® and EGRIFTA®.

In the first quarter of fiscal 2021, Trogarzo® net sales amounted to $6,742,000 compared to $7,204,000 for the same quarter of 2020, representing a decrease of 6.4%. Lower sales of Trogarzo® were a result of a decrease in unit sales, and higher rebates, which were offset by a higher selling price.

Cost of Sales

For the three months ended February 28, 2021, cost of sales was $5,411,000 compared to $6,761,000 for the same quarter in fiscal 2020, primarily due to the lower cost of goods sold. Cost of goods sold was $4,190,000 in the first quarter of 2021 compared to $5,400,000 for the same quarter the previous year. The decrease in cost of goods sold was mainly due to a combination of lower Trogarzo® sales, a lower cost for Trogarzo® and a lower cost of EGRIFTA SV® compared to EGRIFTA®. Cost of sales also included the amortization of the other asset of $1,221,000 in both Q1 2021 and Q1 2020.

R&D Expenses

R&D expenses amounted to $4,883,000 in the three-month period ended February 28, 2021 compared to $3,419,000 for the same period in 2020. The increase was largely due to higher spending in our oncology and NASH programs, increased spending in medical and patient education, as well as increased medical affairs spending in Europe.

Selling Expenses

Selling expenses amounted to $6,158,000 for the first quarter of 2021 compared to $6,361,000 for the same three-month period last year, reflecting a realignment of spending as a result of a lower headcount in our salesforce.

The amortization of the intangible asset value for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $795,000 for the first quarter of fiscal 2021 compared to $642,000 for the same quarter last year.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

General and Administrative Expenses

General and administrative expenses amounted to $3,562,000 for the three months ended February 28, 2021 compared to $2,570,000 for the first quarter of 2020. The increase in general and administrative expenses was mainly associated with an overall increase in business activities and increased activity in Europe.

Finance Income

Finance income, consisting of interest income, amounted to $25,000 during the first quarter of 2021 compared to $166,000 in the first quarter of last year. Lower finance income was due in large part to a decreased liquidity position and a decrease in interest rates.

Finance Costs

Finance costs for the three months ended February 28, 2021 were $1,357,000 compared to $1,318,000 for the comparable period of 2020. Finance costs in the first quarter of 2021 and 2020 included interest of $802,000 on the senior convertible notes issued in June 2018.

Finance costs also included accretion expense of $581,000, compared to $502,000 for the comparable period in 2020.

Adjusted EBITDA

Adjusted EBITDA was $(1,821,000) for the first quarter of 2021 compared to $(994,000) for the same period of 2020. See “Non-IFRS Financial Measures” below.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $5,922,000 or $0.07 per share in the first three months of fiscal 2021 compared to a net loss of $4,544,000 or $0.06 per share for the same period last year.

Financial Position

We ended the first quarter of fiscal 2021 with $56,716,000 in cash, bonds and money market funds.

During the first quarter of fiscal 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units of the Company for a gross cash consideration of $46,002,000 including the full exercise of the over-allotment option. Share issue costs amounted to $3,385,000 resulting in net proceeds of $42,617,000.

Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.18 until January 19, 2024.

Our current cash, bond and money market funds will be sufficient to fund the Company’s operations for the foreseeable future.

For the three-month period ended February 28, 2021, operating activities used $5,228,000 compared to $4,825,000 in the comparable period of fiscal 2020, primarily due

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

to the increased loss in 2021, partially offset by a smaller negative impact of changes in operating assets and liabilities.

In the first quarter of fiscal 2021, changes in operating assets and liabilities had a negative impact on cash flow of $3,332,000 (2020-negative impact of $3,832,000). These changes included a negative impact from accounts payables and accrued liabilities and inventories, and were offset by a decrease in trade and other receivables and an increase in provisions.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2021	2020				2019[1]

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	15,430	19,123	14,049	17,162	15,719	16,400	16,111	15,609

Operating expenses

Cost of sales

Cost of goods sold	4,190	5,190	4,611	5,769	5,400	5,754	5,215	5,346

Other production-related costs	-	240	280	391	140	14	1	18

Amortization of other asset	1,221	1,220	1,220	1,220	1,221	1,221	1,221	1,221

R&D	4,883	6,795	4,183	3,622	3,419	3,877	2,152	2,285

Selling	6,158	6,532	7,025	6,941	6,361	7,673	6,389	6,972

General and administrative	3,562	3,255	2,699	3,706	2,570	3,258	1,772	1,784

Total operating expenses	20,014	23,232	20,018	21,649	19,111	21,797	16,750	17,626

Finance income	25	21	32	80	166	217	253	292

Finance costs	(1,357)	(1,445)	(831)	(1,399)	(1,318)	(1,275)	(1,253)	(1,449)

Income taxes	(6)	(16)	-	-	-	-	-	-

Net loss	(5,922)	(5,549)	(6,768)	(5,806)	(4,544)	(6,455)	(1,639)	(3,174)

Basic and diluted loss per share	(0.07)	(0.07)	(0.09)	(0.08)	(0.06)	(0.08)	(0.02)	(0.04)

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 have not been restated and continue to be reported under IAS 17–. See note 1 in the Audited Financial Statements for the year ended November 30, 2020.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Subsequent Events

Warrants

Since the end of the first quarter ended February 28, 2021, 177,850 Warrants, issued in January 2021 (see “Financial Position”), were exercised and 177,850 common shares were issued for a cash consideration of $566,000.

Stock options

Between March 1, 2021 and April 12, 2021, 100,000 options were exercised, and 100,000 common shares were issued for a cash consideration of $30,000.

Milestone oncology

In March 2021, the Company issued 481,928 common shares under the terms of the acquisition agreement entered into with all of the shareholders of Katana for Katana’s in-licensed oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating TH1902 for the treatment of sortilin positive solid tumors. This milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $614,000, initially recorded in contributed surplus on the date of the acquisition, will be reclassified to share capital in the second quarter.

Recent Changes in Accounting Standards

There were no changes in accounting standards during the first quarter of fiscal 2021. .

Outstanding Share Data

As of April 12, 2021, the Company had 94,601,089 common shares issued and outstanding, 8,186,100 warrants outstanding, and 4,100,758 outstanding options. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 28, 2021.

Economic and Industry Factors

The WHO declared a global pandemic on March 11, 2020. Authorities around the world implemented confinement measures designed to curb the spread of the COVID-19. Those measures have severely limited face-to-face access to healthcare providers. The industry as a whole has had to adapt to this new reality and uncertainty remains.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Internal Control

There was no change in the Company’s internal control over financial reporting, or ICFR, that occurred during the period beginning on December 1, 2020 and ending on February 28, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net loss is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended February,
	28, 2021	29, 2020
Net loss	(5,922)	(4,544)

Add (deduct):

Depreciation and amortization	2,185	2,030

Finance costs	1,357	1,318

Finance income	(25)	(166)

Income taxes	6	-

Share-based compensation	578	365

Write-down of inventories	-	3
Adjusted EBITDA	(1,821)	(994)

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8